SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 7

NeighborCare, Inc.

(Name of Subject Company (Issuer))

Omnicare, Inc.

Nectarine Acquisition Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

64015Y104

(CUSIP Number of Common Stock)

Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(859) 392-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Morton A. Pierce, Esq.

Michael J. Aiello, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,386,439,110	$175,662

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 43,672,753 shares of the common stock, par value $0.02, including the associated preferred stock purchase rights, of NeighborCare, Inc. (“Shares”), representing all of the outstanding Shares as of May 11, 2004 (less 100 Shares owned by Omnicare, Inc.), (ii) 259,980 Shares to be issued in connection with NeighborCare’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and (iii) 2,281,904 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares. The number of outstanding shares and shares reserved for issuance in connection with NeighborCare’s joint plan of reorganization is contained in the Quarterly Report on Form 10-Q filed by NeighborCare on May 14, 2004. The number of outstanding shares reserved for issuance upon the exercise of options is as disclosed in the transcript of NeighborCare, Inc.’s Second Quarter 2004 earnings conference call on May 13, 2004.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $175,662	Filing party: Omnicare, Inc.

Form or Registration No.: SC TO	Date Filed: June 4, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“the Commission”) on June 4, 2004 (the “Schedule TO”) by Omnicare, Inc., a Delaware corporation (“Omnicare”), and Nectarine Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.02 per share, including the associated preferred stock purchase rights, of NeighborCare, Inc. (the “Company”) for a purchase price of $30.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 1. Summary Term Sheet.

The Summary Term Sheet of the Offer to Purchase is hereby amended and supplemented as follows:

(a) by deleting the third, fourth and fifth sentences of the paragraph under the heading “What are the classes and amounts of securities sought in the offer?” and replacing them with the following three sentences:

“NeighborCare’s recent public disclosure provided that, as of June 8, 2004, there were 43,672,208 shares of NeighborCare common stock outstanding (exclusive of the 100 shares owned by Omnicare), an additional 259,612 shares reserved for issuance in connection with NeighborCare’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and an additional 2,212,137 shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options. The number of outstanding shares and shares reserved for issuance are contained in NeighborCare’s Solicitation/Recommendation Statement on Form 14D-9, filed on June 14, 2004.” Based upon this publicly available information, 36,915,246 shares must be tendered in order to satisfy the condition to the offer that shares representing at least 80% of the total voting power of all of the outstanding securities of NeighborCare be tendered in the offer.”

(b) by deleting the word “expected” in the last line in the last indented paragraph under the heading “What are the most significant conditions to the offer?”

(c) by inserting the following sentence after the second sentence under the heading “If I decide not to tender, how will the offer affect my shares?”:

“If the offer is successful, Omnicare intends to consummate the proposed merger as promptly as practicable.”

Item 2. Subject Company Information.

Section 8 of the Offer to Purchase is hereby amended by deleting the second sentence of the second paragraph under the heading “Available Information” and replacing it with the following sentence:

“Although we have no knowledge which would indicate that any statements contained herein based upon such reports and documents are untrue, the Company is responsible for the accuracy or completeness of the information contained in such reports and other documents and any failure by the Company to disclose events that may have occurred may affect the significance or accuracy of any such information.”

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The cover page of the Offer to Purchase is hereby amended by deleting the word “expected” from the second to last line of the paragraph listing the material conditions to the Offer.

Section 1 of the Offer to Purchase is hereby amended by deleting the second and third sentences of the last paragraph, and replacing them with the following three sentences:

“According to the Company’s Solicitation/Recommendation Statement on Form 14D-9 filed on June 14, 2004, as of June 8, 2004, there were 43,672,208 Shares outstanding (exclusive of the 100 Shares owned by Omnicare), 259,612 Shares reserved for issuance in connection with the Company’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and an additional 2,212,137 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options. Based upon this publicly available information, 36,915,246 shares must be tendered in order to satisfy the condition to the offer that shares representing at least 80% of the total voting power of all of the outstanding securities of NeighborCare be tendered in the offer.”

Section 3 of the Offer to Purchase is hereby amended by deleting the first sentence and replacing it with the following sentence:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and promptly pay for all Shares that are validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer, subject to the satisfaction or waiver of the conditions set forth in “The Offer—Conditions to the Offer.””

Section 6 of the Offer to Purchase is hereby amended by:

(a)	deleting the word “Certain” from the heading of the section and inserting the word “Material” in its place;

(b)	deleting the word “certain” in the first line of the first paragraph and inserting the word “material” in its place;

(c)	deleting the third sentence of the first paragraph in its entirety and replacing it with the following sentence:

“The summary does no purport to address all of the U.S. federal income tax consequences that may be relevant to particular shareholders in light of their personal circumstances.”

(d)	deleting the second paragraph in its entirety and replacing it with the following paragraph:

“THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR TAX EFFECTS TO SUCH SHAREHOLDER OF THE OFFER AND THE PROPOSED MERGER, INCLUDING THE SPECIFIC APPLICATION AND EFFECT TO IT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.”

Section 15 of the Offer to Purchase is hereby amended by:

(a)  deleting the second and third sentences of the last paragraph and replacing them with the following two sentences:

“The foregoing conditions are for the sole benefit of Omnicare and Purchaser and may be asserted by Omnicare or Purchaser regardless of the circumstances (including any action or inaction by any person other than Omnicare or Purchaser or any of Omnicare’s affiliates) giving rise to any such condition or may be waived (to the extent legally permissible) by Omnicare or Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Omnicare or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date (or thereafter in relation to any condition dependent upon the receipt of governmental approvals).”

(b)  (i)  by deleting the words “directly or indirectly” in (A) the third line of subparagraph (a), (B) clause (viii) of subparagraph (a), (C) clause (ii) of subparagraph (b), (D) clause (ii) of subparagraph (c) and (E) the second line of subparagraph (f); and

      (ii)  by deleting the word “expected” in clause (vii) of subparagraph (a).

Item 7. Source and Amount of Funds or Other Consideration.

Section 10 of the Offer to Purchase is hereby amended by inserting the following sentence at the end of the first paragraph:

“Omnicare has made no alternative financing arrangements or alternative financing plans.”

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Item 9 is hereby amended and supplemented as follows:

Section 17 of the Offer to Purchase is hereby amended by deleting the second sentence of the first paragraph and inserting the following two sentences:

“Under separate engagement letters with Lazard and Lehman Brothers, Omnicare has agreed to pay each of Lazard and Lehman Brothers (a) a fee of $500,000, payable in cash upon the delivery of fairness opinion by such advisor requested by Omnicare and a fee of $150,000 payable in cash upon the delivery of each subsequent opinion by such advisor requested by Omnicare and (b) if, during the term of such financial advisor’s engagement a Transaction occurs or a definitive written agreement to effect a Transaction is entered into (which subsequently results in a Transaction), then Omnicare shall pay to such financial advisor a fee equal to 0.55% of the consideration paid in such Transaction. ‘Transaction’ is generally defined to include, among other things, an acquisition of a majority of the outstanding capital stock or debt of the Company, whether by way of a tender offer, exchange offer, negotiated purchase or other means, or a merger, consolidation, reorganization or other business combination pursuant to which the business of the Company is combined with Omnicare or its affiliate.”

Section 17 is hereby further amended by inserting the following sentence after the first sentence of the fourth paragraph:

“D.F. King will be advising Omnicare and Purchaser as to the holders of Shares and may, at the request of Omnicare, contact holders of Shares in connection with the Offer and the Proposed Merger.

Item 10. Financial Statements.

Incorporated herein by reference to Item 8 of Omnicare’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004 and Part I of Omnicare’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the Securities and Exchange Commission on May 10, 2004.

Item 11. Additional Information.

Section 16 of the Offer to Purchase is hereby amended by deleting the first three sentences of the second paragraph under the heading “Antitrust” and replacing them with the following two sentences:

“On June 25, 2004, Omnicare withdrew its Notification and Report Form with respect to the Offer and the Proposed Merger with the Antitrust Division and the FTC, and on June 28, 2004, Omnicare re-filed its Notification and Report Form to give the FTC additional time to review the Transaction. As a result, we anticipate that the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on or about July 13, 2004.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2004

OMNICARE, INC.

By:	/s/ Cheryl D. Hodges
Name:	Cheryl D. Hodges
Title:	Senior Vice President and Secretary

NECTARINE ACQUISITION CORP.

By:	/s/ Cheryl D. Hodges
Name:	Cheryl D. Hodges
Title:	Secretary

EXHIBIT INDEX

(a	)(1)(A)	Offer to Purchase dated June 4, 2004.*

(a	)(1)(B)	Letter of Transmittal.*

(a	)(1)(C)	Notice of Guaranteed Delivery.*

(a	)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(G)	Summary Advertisement, published June 4, 2004.*

(a	)(1)(H)	Press release issued by Omnicare on June 4, 2004.*

(a	)(1)(I)	Selected material from a presentation of Omnicare, Inc. at the Goldman Sachs Healthcare Conference on June 9, 2004 at the Ritz-Carlton Laguna Niguel, Dana Point, California.*

(a	)(1)(J)	Press release issued by Omnicare, Inc. on June 14, 2004.*

(a	)(1)(K)	Press release issued by Omnicare, Inc. on June 15, 2004.*

(a	)(1)(L)	Selected material from a presentation of Omnicare, Inc. at the Jeffries & Company, Inc. Specialty and Post-Acute Services Conference on June 15, 2004 at the St. Regis Hotel, New York, New York.*

(a	)(1)(M)	Press release issued by Omnicare, Inc. on June 25, 2004.*

(b	)	Commitment Letter Agreement among JPMorgan Chase Bank, J.P. Morgan Securities Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare Inc., dated June 3, 2004.*

(d	)	None.

(g	)	None.

(h	)	None.

*	previously filed